Exhibit 99.4

Perdigão S.A.

Leopoldo Viriato Saboya

CFO and Investor Relations

Officer

Stock Exchange Ticker Symbols
Bovespa
PRGA3 - Common
Novo Mercado (New Market)

NYSE

PDA

ADR Level III

Investor Relations

Av. Escola Politécnica, 760
05350-901 | São Paulo | SP

Phone: (55) 11-3718.5301 / 5306 / 5465 / 5791

Fax: (55) l1-3718.5297

acoes@perdigao.com.br

www.perdigao.com.br/ir

Perdigão is one of the largest Latin America food companies and one of the biggest processing meat in the world. The company exports its products for more than 110 countries.

PERDIGÃO REPORTS FIRST QUARTER

SALES OF R$ 3 BILLION

Perdigão closed its first quarter balance sheet for 2009 with gross sales of R$ 3 billion, 7% more than the same period in 2008. The result was driven principally by the domestic market, which reported growth of 8.3% against the same period in the preceding fiscal year, especially in the dairy products market, that presented positive results.

Exports amounted to R$ 1.1 billion, a growth of 4%. The international market was particularly difficult in the first quarter due to a reduction of 22.4% in average prices in FOB dollars.

In spite of unfavorable trading conditions, Company meat export volumes were 5% higher and revenues from this activity 6.3% up in comparison with the same period in 2008.

EBITDA reached R$ 117.8 million, equivalent to a 4.5% margin against 7.6% in the first quarter of 2008. The Company reported a first quarter 2009 net loss of R$ 226 million. If the tax loss recognized with the incorporation of the Perdigão Agroindustrial S.A. subsidiary were excluded then the net result would have been a negative R$ 94 million.

Quarterly results reflect a tumultuous international scenario. The principal factors responsible for narrower margins in the period were the sharp decline in export market prices, oversupply in the domestic market and increased production costs and selling expenses due to the loss of exports sales.

Most of the investments of R$ 119.7 million made by the Company in the period were allocated to productivity initiatives, improvement in production lines and to construction work at the Bom Conselho unit (dairy products) in the state of Pernambuco and the Três de Maio plant in the state of Rio Grande do Sul (powdered milk processing unit).

NUMBER FOR THE QUARTER

R$ million
	1Q09	1Q08	Change %
Gross Sales	3,035	2,847	7%
Domestic Market	1,887	1,743	8%
Exports	1,148	1,104	4%
Net Sales	2,603	2,462	6%
Gross Profits	535	536	0%
Gross Margin	20.6%	21.8%	—
EBIT	4	91	(95)%
Net Income	(226)	51	—
Adjusted Net Income	(94)	51	—
Adjusted Net Margin	(3.6)%	2.1%	—
EBITDA	118	186	(37)%
EBITDA Margin	4.5%	7.6%	—
Earnings per share *	(1.09)	0.25	—

* Consolidated earnings per share (in R$), excluding shares held as treasury stock.

São Paulo, May 14 2009.